UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Xoma Corp.

File No. 0-14710 - CF#28110

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Xoma Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2012.

Based on representations by Xoma Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25B	through March 14, 2015
Exhibit 10.41A	through March 14, 2015
Exhibit 10.43	through June 30, 2015
Exhibit 10.43A	through June 30, 2015
Exhibit 10.44	through March 14, 2015
Exhibit 10.44A	through March 14, 2015
Exhibit 10.45	through March 14, 2015
Exhibit 10.45A	through March 14, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief